                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Transition Period From ________ to _________

                         Commission File Number 0-22163

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

       AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         AMERITRADE HOLDING CORPORATION
                             4211 SOUTH 102nd STREET
                              OMAHA, NE 68127-1031

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                      PAGES
INDEPENDENT AUDITORS' REPORT                                                             1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2000 AND 1999:

    Statements of Net Assets Available for Benefits                                      2

    Statements of Changes in Net Assets Available for Benefits                           3

    Notes to Financial Statements                                                       4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

  Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for
    Investment Purposes at End of Year                                                   7





Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.



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INDEPENDENT AUDITORS' REPORT


Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 15, 2001

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


ASSETS                                              2000               1999

CASH                                            $     93,811        $    116,901

INVESTMENTS, at fair value (Note 3)               95,756,985         221,302,063
                                                ------------        ------------

           Total assets                           95,850,796         221,418,964
                                                ------------        ------------

LIABILITIES

ACCOUNTS PAYABLE                                      48,513                   -
                                                ------------        ------------

           Total liabilities                          48,513                   -
                                                ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 95,802,283        $221,418,964
                                                ============        ============


The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                             2000               1999
ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Net appreciation (depreciation) of fair value of investments
        (Note 3)                                                        $(119,513,939)      $ 393,634,395
      Mutual fund dividends and gain distributions                          1,914,714           1,454,334
      Interest income                                                         450,955             776,275
                                                                        -------------       -------------
             Net investment income (loss)                                (117,148,270)        395,865,004
      Participant contributions                                             6,883,493           3,104,187
                                                                        -------------       -------------

          Total additions (subtractions)                                 (110,264,777)        398,969,191

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to plan participants                                       14,941,684         270,523,564
  Administrative fees (Note 4)                                                398,387             237,358
  Interest expense                                                             11,833               8,337
                                                                        -------------       -------------

           Total deductions                                                15,351,904         270,769,259

TRANSFER OF NET ASSETS FROM AMERITRADE HOLDING
  CORPORATION ASSOCIATES 401(k) PLAN (Note 7)                                       -           4,907,790

NET INCREASE (DECREASE)                                                  (125,616,681)        133,107,722

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       221,418,964          88,311,242
                                                                        -------------       -------------

  End of year                                                           $  95,802,283       $ 221,418,964
                                                                        =============       =============


The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) (formerly the Ameritrade Holding Corporation Associates Profit Sharing Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution profit sharing and 401(k) plan covering employees of Ameritrade Holding Corporation (the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS - Participants may contribute up to 15% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. The Company makes matching contributions to the Plan at its discretion. No discretionary contributions were made during the years ended December 31, 2000 and 1999.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, the Company discretionary contribution (if any) and an allocation of the Plan's earnings (or losses), and charged with an allocation of administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Company contributions and earnings thereon vest 20% after the second year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Participants immediately vest in their contributions plus actual earnings thereon.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

      FORFEITED ACCOUNTS - Forfeited accounts are used to reduce Company discretionary contributions. If no Company discretionary contributions are made during the Plan year in which forfeitures occur, forfeitures are allocated to the participants remaining in the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      INVESTMENT VALUATION - Investments are valued as follows:

      - Ameritrade Holding Corporation Class A Common Stock - The Class A common stock is stated at fair value as determined by quoted market prices.

            The Company effected two-for-one stock splits in August 1998 and February 1999 and a three-for-one stock split in July 1999. All per share amounts presented have been adjusted for these splits.

      - Mutual Funds - Mutual funds are stated at fair value as determined by quoted net asset value.

      - Participant Loans - Loans to participants are carried at the principal amount outstanding, which approximates fair value. The loans mature from January 2001 to December 2005 and bear interest at 9.25% to 10.5%.

      INCOME RECOGNITION - Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

      Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

      ADMINISTRATIVE COSTS - The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan's financial statements.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.    INVESTMENTS

      The following table presents investments as of December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                DECEMBER 31,
                                                                           2000              1999
INVESTMENTS AT FAIR VALUE:
  Investments at fair value as determined by quoted market price:
    Ameritrade Holding Corporation Class A common stock                $ 55,221,915      $169,265,906
    Intrust Money Market Fund                                             6,227,077        17,096,712
    PIMCO Total Return Bond Fund                                         12,758,321        12,314,211
    Federated Max Cap Institutional Fund                                  5,150,697         5,720,264
    Other                                                                16,398,975        16,904,970
                                                                       ------------      ------------
                                                                       $ 95,756,985      $221,302,063
                                                                       ============      ============

      During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(119,513,939) and $393,634,395, respectively, as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                           2000                1999
NET CHANGE IN FAIR VALUE:
  Investments at fair value as determined by quoted market price:
    Ameritrade Holding Corporation Class A common stock                $(117,741,904)      $ 391,483,524
    Mutual funds                                                          (1,772,035)          2,150,871
                                                                       -------------       -------------
           Net Appreciation (Depreciation) in Fair Value
             of Investments                                            $(119,513,939)      $ 393,634,395
                                                                       =============       =============


4.    PARTIES-IN-INTEREST

      The Plan holds shares of Ameritrade Holding Corporation Class A common stock. Ameritrade Holding Corporation is the Plan sponsor. Certain Plan investments are shares of mutual funds managed by Intrust Bank, N.A. Intrust Bank, N.A. is the trustee as defined by the Plan. In addition, certain administrative fees are paid to Intrust Bank, N.A. These transactions qualify as party-in-interest transactions.

5.    TAX STATUS

      The Plan is a prototype standardized profit sharing plan with cash or deferred arrangement. The prototype plan obtained a tax determination letter dated September 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the prototype plan received the determination letter. Plan management believes that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    PLAN MERGER

      Effective July 1, 1999, the Ameritrade Holding Corporation Associates 401(k) Plan was merged into the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan. As a result of the merger, the trustee of the Plan was changed from J. Joe and Marlene Ricketts to Intrust Bank, N.A. The net assets of the Ameritrade Holding Corporation Associates 401(k) Plan, amounting to $4,907,790 at July 1, 1999, were transferred to the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                COLUMN B                                     COLUMN C                            COLUMN E

                                                   DESCRIPTION OF INVESTMENT
                                                      INCLUDING COLLATERAL,
     IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, MATURITY                     CURRENT
       LESSOR OR SIMILAR PARTY                    DATE, PAR OR MATURITY VALUE                      VALUE
*Ameritrade Holding Corporation              Class A common stock, 7,888,845
                                                shares                                          $55,221,915
 American Advantage Funds                    American Independence Money Market
                                                Fund, 1,008 shares                                    1,008
*Intrust Bank, N.A.                           Intrust Money Market Fund, 6,227,077
                                                shares                                            6,227,077
 Federated Investors, Inc.                   Federated Stock Fund, 111,595 shares                 3,790,868
 Federated Investors, Inc.                   Federated Max Cap Institutional Fund,
                                                192,047 shares                                    5,150,697
 Franklin Resources, Inc.                    Franklin Small Cap Growth Fund,
                                                120,269 shares                                    4,730,175
*Intrust Bank, N.A.                          Nestegg Capital Preservation Fund,
                                                1,462 shares                                         14,579
*Intrust Bank, N.A.                          Nestegg 2010 Fund, 144,383 shares                    1,487,143
*Intrust Bank, N.A.                          Nestegg 2020 Fund, 59,360 shares                       619,121
*Intrust Bank, N.A.                          Nestegg 2030 Fund, 42,056 shares                       448,734
*Intrust Bank, N.A.                          Nestegg 2040 Fund, 40,270 shares                       430,082
 Lazard Feres & Co.                          Lazard International Equity Fund,
                                                163,308 shares                                    2,192,645
 Mass Mutual                                 MAS Advisor Mid Cap Growth Fund,
                                                96,305 shares                                     2,357,540
 Franklin Resources, Inc.                    Templeton Developing Markets Fund,
                                                16,528 shares                                       175,032
 PIMCO Advisors, L.P.                        PIMCO Total Return Bond Fund,
                                                1,227,942 shares                                 12,758,321

*Loans to Participants                       Maturing from January 2001 to
                                                December 2005, interest
                                                range: 9.25% to 10.5%                               152,048
                                                                                                -----------
                                                                                                $95,756,985
                                                                                                ===========


* Represents a party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         AMERITRADE HOLDING CORPORATION
                      ASSOCIATES 401(k) PROFIT SHARING PLAN





DATE  JUNE 21, 2001               BY  /s/ JOHN R. MACDONALD
     ---------------                  ---------------------
                                      JOHN R. MACDONALD
                                      AMERITRADE HOLDING CORPORATION
                                      VICE PRESIDENT AND CHIEF FINANCIAL OFFICER






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



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Numbers 333-40633, 333-40631 and 333-77573 of Ameritrade Holding Corporation and subsidiaries on Form S-8 and Registration Statement Numbers 333-87999 and 333-59968 on Form S-3 of our report dated June 15, 2001 appearing in this Annual Report on Form 11-K of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan for the year ended December 31, 2000.






/s/DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 15, 2001